Exhibit 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$2,451	$(2,248)	$(2,121)	$(682)	$2,300	$646
Fixed charges	713	958	1,203	885	595	607
Distributed income of equity investees	36	77	11	25	33	31
Total Earnings	$3,200	$(1,213)	$(907)	$228	$2,928	$1,284

Fixed Charges:
Interest expense	$648	$878	$1,154	$847	$560	$572
Estimated interest within rental expense	65	80	49	38	35	35
Total Fixed Charges	$713	$958	$1,203	$885	$595	$607

Ratio of earnings to fixed charges	4.5	n/a	n/a	n/a	4.9	2.1
Dollar shortfall	n/a	$2,171	$2,110	$657	n/a	n/a